UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(AMENDMENT NO. 1)

Under the Securities Exchange Act of 1934

ARRIS GROUP, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

04270V106

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04270V106

1	NAMES OF REPORTING PERSONS Google Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,633,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,633,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,633,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%[1]
12	TYPE OF REPORTING PERSON (see instructions) CO

[1]	Based on 138,305,785 shares of common stock, par value $0.01 per share, of ARRIS Group, Inc. outstanding as of
September 30, 2013.

Page 2 of 6 Pages

CUSIP No. 04270V106

1	NAMES OF REPORTING PERSONS General Instrument Holdings, Inc., a wholly-owned subsidiary of Google Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,633,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,633,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,633,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%[2]
12	TYPE OF REPORTING PERSON (see instructions) CO

[2]	Based on 138,305,785 shares of common stock, par value $0.01 per share, of ARRIS Group, Inc. outstanding as of
September 30, 2013.

Page 3 of 6 Pages

Item 1(a)	Name of Issuer:

ARRIS Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3871 Lakefield Drive, Suwanee, GA 30024

Item 2(a)	Name of Person Filing:

This statement is filed by Google Inc. and General Instrument Holdings, Inc., a wholly-owned subsidiary of Google Inc. (“GIH”), with respect to shares of Common Stock, $0.01 par value per share (“Shares”), of the Issuer indirectly beneficially owned by Google Inc. and directly beneficially owned by GIH.

Item 2(b)	Address or Principal Business Office or, if None, Residence::

The address of the principal business office of Google Inc. and GIH is: 1600 Amphitheatre Parkway Mountain View, CA 94043

Item 2(c)	Citizenship:

Google Inc. is a Delaware corporation
GIH is a Delaware corporation

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2(e)	CUSIP No.:

04270V106

Page 4 of 6 Pages

Item 3	Not Applicable

Item 4	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 10,633,500

(b) Percent of class: 7.7%

(c) (i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 10,633,500

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 10,633,500

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2014

GOOGLE INC.

By:	/s/ Christine Flores
Name:	Christine Flores
Title:	Assistant Secretary

GENERAL INSTRUMENT HOLDINGS, INC.

By:	/s/ Kenneth Yi
Name:	Kenneth Yi
Title:	Chief Executive Officer, President and Secretary

Page 6 of 6 Pages